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                            September 19, 2023

       Shuo Shi
       Chief Executive and Operations Officer
       WiMi Hologram Cloud Inc.
       Room #2002, Building A, Wentley Center
       1st West Dawang Road, Chaoyang District
       Beijing, The People   s Republic of China, 100020

                                                        Re: WiMi Hologram Cloud
Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 13,
2023
                                                            File No. 001-39257

       Dear Shuo Shi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Introductory Note, page iv

   1.                                                   We note that you
exclude Hong Kong and Macau from your definition of    PRC    or
                                                           China    for the
purpose of your annual report. Please revise to remove the exclusion of
                                                        Hong Kong and Macau
from such definition. Clarify that all the legal and operational risks associated with
having operations in the People   s Republic of China (PRC) also
                                                        apply to operations in
Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks
related to operating in the PRC to mainland China only. Where appropriate, you may
describe PRC law and then explain how law in Hong Kong and
                                                        Macau differs from PRC
law and describe any risks and consequences to the company
                                                        associated with those
laws.
 Shuo Shi
FirstName LastNameShuo
WiMi Hologram   Cloud Inc.Shi
Comapany 19,
September NameWiMi
              2023    Hologram Cloud Inc.
September
Page 2    19, 2023 Page 2
FirstName LastName
Item 3. Key Information
Non-GAAP Financial Measures, page 3

2. We note that you include a discussion of non-GAAP measures before presenting any
         GAAP financial measures. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. In this regard, consider moving your non-
         GAAP discussion to follow your GAAP results of operations disclosure. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.
D. Risk Factors
The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA..., page 25

3.       Please expand this risk factor to disclose that the Holding Foreign
Companies
         Accountable Act, as amended by the Consolidated Appropriations Act,
2023,
         decreased the number of consecutive    non-inspection years    from
three to two years, and
         thus, reduces the time before securities may be prohibited from trading or delisted.
Item 4. Information on the Company
C. Organizational Structure, page 70

4. Please revise to improve legibility by increasing the font size of the text in your organization chart.
Item 18. Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-6

5. Please revise to separately present the cost of revenue from products and services on the face of your consolidated statement of operations and comprehensive loss. Refer to Rule
         5-03(b)(2) of Regulation S-X.
Note 13. Goodwill, page F-50

6. We note that the company's net book value significantly exceeds its market capitalization. Please address the following as it relates to your goodwill impairment evaluation:
             Identify each of your reporting units. In this regard, your disclosures on page 90 indicate that you have four reporting units with goodwill, however, the table appears to identify only two: AR advertising services unit and semiconductor business unit.
             Also, your disclosures elsewhere refer to reporting units, which appear to be based on prior acquisitions (i.e. Skystar reporting, Fe-da Electronics and Shenzhen Kuxunyou reporting units).
             To the extent reporting units changed during fiscal 2022, describe how assets, liabilities and goodwill allocated to such units were reassigned. Refer to ASC 350-20-
             35-45.
 Shuo Shi
WiMi Hologram Cloud Inc.
September 19, 2023
Page 3
                Tell us the fair value and carrying value of each reporting unit and the amount of goodwill allocated to each.
                Explain how the "business strategy adjustment" impacted Shenzhen Yitian's operations and your goodwill analysis. In your response, clarify what specific revenue stream was impacted when Shenzhen Yitian's ceased operating their business involving foreign investment restrictions.
                Provide us with a reconciliation of the estimated fair value of your reporting units to the company's market capitalization as of December 31, 2022.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 if you have any questions.



FirstName LastNameShuo Shi                                     Sincerely,
Comapany NameWiMi Hologram Cloud Inc.
                                                               Division of
Corporation Finance
September 19, 2023 Page 3                                      Office of
Technology
FirstName LastName